EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation to Host 2020 Annual Shareholders Meeting on September 18, 2020

TAIPEI, Taiwan, July 09, 2020 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that the Company will host its 2020 Annual General Meeting (the "Meeting") for shareholders at its headquarters located at Room B, 15th Floor, No. 77, Section 2, Dunhua South Road, Taipei, 106, Taiwan on Friday, September 18, 2020 at 9 am EDT.

The Meeting is being held for the purposes below, and additional information, including the agenda of all matters being put to a vote of shareholders, will be provided in the Notice of Meeting (the "Notice of Meeting") and related proxy statement that will be provided to shareholders.  As of the date hereof, the agenda is intended to include for voting by shareholders the matters set forth below.  The Company reserves the right to finalize the meeting agenda in its discretion.

  To approve the written record of the last Annual General Meeting of Shareholders of the Company held on August 30, 2019
  To approve the minimum number of directorships at two (2) and the maximum number of directorship at nine (9)
  To  elect  up  to nine  (9)  directors
  To approve the compensation to be paid to each of the directors
  To present before the Meeting the audited financial statements of the Company for the fiscal year ended December 31, 2019
  To approve the appointment of PricewaterhouseCoopers Taiwan as the independent auditor of the Company for the 2020 fiscal year, and to authorize the Board of Directors of the Company acting through its Audit Committee to determine the remuneration of the independent auditors for the 2020 fiscal year
  To consider such other matters as may be appropriately brought before the shareholders

The record date for shareholders wishing to vote in the Meeting is planned to be set as July 20, 2020. All shareholders of record as of the record date shall be entitled to one vote per share on all matters put to shareholders at the Meeting, all as shall be more fully described in the Notice of Meeting and related proxy statement that will be provided to shareholders of record.

Shareholders not able to attend the Meeting in person will be invited to participate by conference telephone by dialing in to the Meeting on one of the conference call-in numbers that will be provided in the Notice of Meeting.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable, enameled wire and electronic wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company. The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", “anticipates”, "expects", “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:
Investor Relations Contact:
Asia Alpha Investor Relations
Lisa A. Gray
Senior Account Manager
Phone: +1-212-989-9899
Email: apwc@asiaalphair.com